UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 000-19884

LEADING BRANDS, INC.
(Translation of registrant's name into English)

33 West 8th Avenue – Unit 101,
Vancouver, British Columbia V5Y 1M8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Attached hereto and incorporated by way of reference herein is the following exhibit:

SUBMITTED HEREWITH

Exhibits

99.1	Master Agreement for Contract Manufacturing and Packaging Services entered into by North American Bottling Division of Leading Brands of Canada, Inc.,a wholly-owned subsidiary of Leading Brands, Inc., made effective as of January 1, 2015 and as filed with the British Columbia Securities Commission pursuant to Canadian National Instrument 51-102 Continuous Disclosure Obligations.

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K is hereby filed and incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-175241 and 333-101555).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leading Brands, Inc.
(Registrant)

Date: March 18, 2015	By:	/s/ Marilyn Kerzner

Marilyn Kerzner
Director of Corporate Affairs